VF 3-6-03

AH 3/3/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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03011111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH, D.C. 181 SECTION

SEC FILE NUMBER
8-15433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KMS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 SIXTH AVENUE, SUITE 1125
(No. and Street)

SEATTLE (City) WASHINGTON (State) 98121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN PAULSEN (206) 441-2885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAGELIN & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

2200 SIXTH AVENUE, SUITE 430 (Address) SEATTLE (City) WASHINGTON (State) 98121 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, MARK HAMBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KMS FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT, CEO

Title

Notary Public

DEANNA KERR COMMISSION EXPIRES NOTARY PUBLIC 7-9-04 STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	PAGE
FACING PAGE	2
OATH OR AFFIRMATION	3
INDEPENDENT AUDITOR'S REPORT	4
AUDITED FINANCIAL STATEMENTS	
Statement of Financial Condition	5
Statement of Income	6
Statement of Stockholders' Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9 - 13
INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	14
FOCUS REPORT PART IIA	15 - 23
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	24 - 25
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	26 - 28

HAGELIN & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804
Email hagelincpa@juno.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
KMS Financial Services, Inc.

We have audited the accompanying statement of financial condition of KMS Financial Services, Inc. as of December 31, 2002, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KMS Financial Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with United States of America generally accepted accounting principles.

Hagelin & Associates

Seattle, Washington

February 10, 2003

KMS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash and cash equivalents	$4,434,133
Commissions receivable, net of allowance for doubtful accounts	1,249,458
Investments in common stocks and U.S. Treasury Notes, at market value	845,858
Prepaid expenses and other receivables	7,822
Advances to registered representatives	27,221
Deposit with clearing organization	100,000
Office equipment and fine art at cost, net of accumulated depreciation of $577,785	217,784
Deferred Federal income tax asset	105,000
	$6,987,276

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 405,519
Commissions payable	1,075,044
Payable to customers	27,602
Profit sharing contribution payable	436,268
Accrued expenses	29,356
Federal and state income taxes currently payable	1,280
Note payable to stockholder	750,000
Supplemental retirement payable	698,760
	3,423,829
Commitments and contingent liabilities	
Stockholders' equity:	
Common stock - no par value: Authorized - 50,000 shares, issued and outstanding - 13,377 shares	260,374
Retained earnings	3,303,073
	3,563,447
	$6,987,276

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
For the year ended December 31, 2002

REVENUES	
Commissions	$25,363,223
Interest income	113,789
Other income	2,109,219
Total revenues	27,586,231
EXPENSES	
Commission expense	23,066,483
Salaries	1,895,547
Supplemental executive retirement	89,651
Payroll taxes	126,576
Employee benefits	92,233
Profit sharing plan expense	436,268
Rent	150,604
Promotion, entertainment and sales expense	42,018
Office expenses	132,596
Telephone	23,708
Research and sundry	189,092
Data processing	33,653
Repairs and maintenance	10,185
Professional fees	91,958
Business taxes	72,976
Registration fees and expenses	99,764
Insurance	90,165
Interest	30,000
Dues and subscriptions	9,689
Miscellaneous	15,478
Depreciation and amortization	82,134
Total expenses	26,780,778
INCOME BEFORE INCOME TAXES	805,453
PROVISION FOR INCOME TAXES	297,994
NET INCOME	$ 507,459

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2002

	Common Stock		Retained
	Shares	Dollars	Earnings
Balance - January 1, 2001	13,377	$260,374	$2,795,614
Net income for the year			507,459
Balance - December 31, 2002	13,377	$260,374	$3,303,073

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2002
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 507,459
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	82,134
(Gain) on disposition of office equipment	(20,000)
(Increase) decrease in:	
Commissions receivable	221,927
Investments	114,725
Prepaid expenses and other receivables	(2,421)
Advances to registered representatives	(6,503)
Deferred Federal income tax asset	(6,000)
Increase (decrease) in:	
Accounts payable	174,373
Commissions payable	(168,854)
Payable to customers	(177,807)
Accrued expenses	(15,850)
Federal and state income taxes payable	(13,410)
Supplemental retirement payable	29,651
NET CASH FLOWS FROM OPERATING ACTIVITIES	719,424
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office equipment and fine art	(36,302)
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES	(36,302)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from sale of office equipment	20,000
Principal payments of Note payable to stockholder	(100,000)
NET CASH FLOWS (USED IN) FINANCING ACTIVITIES	(80,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	603,122
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,831,011
CASH AND CASH EQUIVALENTS AT END OF YEAR	$4,434,133

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY - The Company is a NASD Registered Broker and Dealer selling securities and insurance products through registered representatives in the Western United States. Commissions revenues are generated predominantly from the sale of mutual fund shares, general securities and variable annuities.

INCOME RECOGNITION - Securities transactions and the commission revenue and expense are recorded in the accounts on a trade date basis.

INCOME TAXES - Deferred Federal income taxes are provided when income, related to carrying investments at market value, and expenses, principally supplemental executive retirement program expenses accrued for financial statement purposes not deductible for tax purposes until paid, are recognized in different years for tax and financial statement purposes. No valuation allowances have been recorded to offset deferred tax assets recorded by the Company.

FIXED ASSETS AND DEPRECIATION - Office equipment and fine art are stated at cost. Office equipment is depreciated over its estimated economic life, ranging from five to seven years and is computed on the straight-line and accelerated methods. Fine art is depreciated on the straight-line method over its estimated economic lives of twenty to fifty years.

INVESTMENTS - Investments in common stocks and U.S. Treasury Notes are carried at fair market value based upon quoted market prices.

ESTIMATES AND ASSUMPTIONS - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of cash, receivables and accounts payable approximate fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

2. CASH AND CASH EQUIVALENTS

The Company considers cash and cash equivalents to include cash and those short-term, highly liquid investments with original maturities of three months or less.

Cash and cash equivalents at December 31, 2002 consist of the following:

General funds	$ 158,318
Cash segregated in compliance with Federal and other regulations	30,152
Cash segregated in compliance with agreements with registered representatives (Note 5)	351,369
Investments in money market funds	3,894,294
	$4,434,133

Supplemental disclosures for the statement of cash flows include cash paid during the year for:

Interest	$ 30,000
Income taxes (Note 7)	$317,404

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $2,992,690 and net capital required under the Rule was $250,000. The Company's aggregate indebtedness to net capital ratio was 1.14 to 1.

The net capital rules may effectively restrict the payment of cash dividends.

4. SUPPLEMENTAL EXECUTIVE RETIREMENT PROGRAM

The Company maintains a supplemental executive retirement program covering an employee that provided for monthly benefits of $5,000 commencing in 1998. The Company's policy is to not fund the liability. The unfunded accumulated benefit obligation is reflected in the accompanying financial statements as supplemental retirement payable.

5. COMMITMENTS

The Company leases office premises and equipment under noncancelable operating leases. The Company is obligated under an equipment lease for rental payments covering office supplies provided under the operating lease. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2002:

Year ending December 31,	
2003	$156,252
2004	158,892
2005	29,772
2006	29,772
2007	4,962
Total minimum payments required	$379,650

The Company's rental expense, under operating leases, was $150,604 during 2002.

The Company has received payments from registered representatives, and maintains the funds to supplement professional liability insurance programs as necessary. The Company, and appointed registered representatives are responsible for administration of funds.

The Company is obligated to purchase, from certain stockholder's estates, the estate's common stock at a purchase price per share determined by formula. Additionally, the Company is obligated to purchase shares from certain terminated employees.

The Company maintains life insurance on certain stockholders. Proceeds from these life insurance policies are to be used to redeem common stock from the estate, with balances generally payable over five years at prime rates less one percent.

6. NOTE PAYABLE TO STOCKHOLDER

A note payable to a stockholder from the redemption of a portion of the stockholder's common stock, calls for quarterly principal payments of $25,000 plus interest at a bank's prime lending rate (4.25% at December 31) less one percent through June 2010.

6. NOTE PAYABLE TO STOCKHOLDER (continued)

The note payable contains certain covenants, the most restrictive of which provide that the note payable is currently due on certain triggering events including:

1. Substantially altering the existing Company management;
2. Substantially altering the existing capital or debt structure; or
3. Substantially altering the existing Company ownership.

Maturities of the note payable to stockholder are as follows:

Year ending December 31,	Amount
2003	$100,000
2004	100,000
2005	100,000
2006	100,000
2007	100,000
Thereafter	250,000
	$750,000

7. INCOME TAXES

The Company's provision for income taxes consist of the following components:

Currently payable	$303,994
Deferred (benefit)	(6,000)
	$297,994

The Company's deferred Federal tax asset represents the tax effects of deductible temporary differences in reporting compensation and retirement benefits under terms of the supplemental executive retirement program covering an officer.

The Company's deferred Federal income tax payable represent the tax effects of taxable temporary differences in carrying investments in common stocks and U.S. Treasury Notes at fair market value for financial presentation purposes. The net deferred Federal income tax asset includes the asset, net of the payable.

The Company's provision for income taxes differs from applying the statutory U.S. Federal income tax rate to income before income taxes. The primary difference results from providing for state income taxes.

8. EMPLOYEE PENSION AND PROFIT SHARING PLAN

The Company's employees are participants in a pension and profit sharing plan revised effective January 1, 2002. The plan covers substantially all of the Company's employees.

The plan is a 401(k) plan where the employees may elect to make voluntary contributions pursuant to a salary reduction agreement. The Company is obligated for minimum contributions, and may elect to make additional discretionary contributions determined by the Board of Directors. Contributions cannot exceed twenty five percent of compensation. Contributions of $436,268 (including $55,666 of required minimum contributions) were authorized by the Board of Directors for 2002. The Company is obligated for contributions to the pension plan of three percent of eligible compensation, as defined, on an annual basis. The Company funds plan contributions as incurred.

9. CONTINGENT LIABILITIES

The Company maintains its cash accounts in one commercial bank located in Seattle, Washington. The total cash balances are secured by the Federal Deposit Insurance Corporation up to $100,000. Additionally, investments in money market funds are not secured.

10. NONRECURRING ITEM

The Company adjusted insurance proceeds and related Corporation liabilities approximating $120,000 during the current year. This adjustment was partial revaluation of liabilities and claim benefits arising in the prior year. This adjustment is included in the accompanying financial statements with other income.

HAGELIN & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804
Email hagelincpa@juno.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
KMS Financial Services, Inc.

We have audited the accompanying financial statements of KMS Financial Services, Inc. as of and for the year ended December 31, 2002, and have issued our report thereon dated February 10, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 15 - 25 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the United States of America auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hagelin & Associates

Seattle, Washington

February 10, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2005
Estimated average burden hours per response	12.00

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [X] 26 Rule 17a-5(d)

NAME OF BROKER-DEALER: KMS FINANCIAL SERVICES, INC. [13]

SEC FILE NO.: 8-15433 [14]

FIRM I.D. NO.: 01-03866 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
2200 SIXTH AVENUE, SUITE 1125 [20]
(No. and Street)

SEATTLE [21] WASHINGTON [22] 98121 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/02 [24]
AND ENDING (MM/DD/YY): 12/31/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: KEN PAULSEN [30]
(Area Code) — Telephone No.: (206)441-2885 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE
[32] | [33]
[34] | [35]
[36] | [37]
[38] | [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [XX] 41
CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [XX] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24TH day of FEBRUARY 20 03
Manual signatures of:
1) [signature]
Principal Executive Officer or Managing Partner
2) [signature]
Principal Financial Officer or Partner
3) [signature]
Principal Operations Officer or Partner

ATTENTION — *Intentional misstatements or omissions of facts constitute Federal Criminal Violations.* (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1696 (02-03)

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

HAGELIN & ASSOCIATES [70]

ADDRESS

2200 SIXTH AVENUE, SUITE 430 [71]	SEATTLE [72]	WASHINGTON [73]	98121 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
KMS FINANCIAL SERVICES, INC.

N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/02 [99]
SEC FILE NO. 8-15433 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 158,318	200			$ 158,318	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	1,249,458	300	$	550	1,249,458	810
3. Receivable from non-customers	30,152	355		600	30,152	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities	4,694,738	419				
C. Options		420				
D. Other securities	396,783	424				
E. Spot commodities		430			5,091,521	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ _____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ _____ [150]						
B. Other securities $ _____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ _____ [170]						
B. Other securities $ _____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ _____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	217,784	680	217,784	920
11. Other assets	100,000	535	140,043	735	240,043	930
12. TOTAL ASSETS	$ 6,629,449	540	$ 357,827	740	$ 6,987,276	940

OMIT PENNIES

SEC 1696 (02-03)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
KMS FINANCIAL SERVICES, INC.

as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 1,075,044 [1115]	[1305]	1,075,044 [1540]
15. Payable to non-customers	27,602 [1155]	[1355]	27,602 [1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	1,571,183 [1205]	[1385]	1,571,183 [1685]
18. Notes and mortgages payable:			
A. Unsecured	750,000 [1210]		750,000 [1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 3,423,829 [1230]	$ [1450]	$ 3,423,829 [1760]

Ownership Equity		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		260,374 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		3,303,073 [1794]
E. Total		3,563,447 [1795]
F. Less capital stock in treasury		16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 3,563,447 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 6,987,276 [1810]

OMIT PENNIES

SEC 1696 (02-03)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
KMS FINANCIAL SERVICES, INC.

as of 12/31/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 3,563,447	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			3,563,447	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 3,563,447	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 357,827	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(357,827)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 3,205,620	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities	93,895	3733		
[30]	3. Options		3730		
	4. Other securities	119,035	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(212,930)	3740
10.	Net Capital			$ 2,992,690	3750

OMIT PENNIES

SEC 1696 (02-03)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
KMS FINANCIAL SERVICES, INC.

as of 12/31/02

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	228,255	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	2,742,690	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	2,650,307	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	3,423,829	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	3,423,829	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	1.14 TO 1	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 010102 [3932] to 123102 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	1,244,020	3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions		4,825,254	3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		(27,675)	3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares		14,476,620	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		5,953,653	3975
8. Other revenue		1,114,359	3995
9. Total revenue	$	27,586,231	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		1,709,971	4120
11. Other employee compensation and benefits		921,404	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense		30,000	4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		99,614	4195
15. Other expenses		24,043,783	4100
16. Total expenses	$	26,804,772	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	781,459	4210
18. Provision for Federal income taxes (for parent only)	28	274,000	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	507,459	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	N/A	4211

SEC 1696 (02-03)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 01/01/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 3,055,988	4240
A. Net income (loss)		507,459	4250
B. Additions (Includes non-conforming capital of 29	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 3,563,447	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period 30	$ N/A	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ N/A	4330

OMIT PENNIES

SEC 1696 (02-03)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. as of 12/31/02

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 DONALDSON, LUFKIN & JENRETTE [4335] X [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

CLEARING FIRM SEC #: 8-17574

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	N/A [4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SEC 1696 (02-03)

KMS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

NET CAPITAL		
Total stockholder's equity qualified for net capital		$3,563,447
Deductions and/or charges:		
A. Non-allowable assets		
Property, furniture, equipment and leasehold improvements (net of accumulated depreciation)	$217,784	
Other receivables and prepaid expenses	112,822	
Advances to registered representatives	27,221	
		357,827
Net capital before haircuts on securities positions		3,205,620
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
C. Trading and investment securities		
2. Debt securities		93,895
4. Other securities		119,035
Net capital		$2,992,690
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Payable to brokers or dealers		$ 27,602
Accounts payable		405,519
Accrued expenses and other liabilities		466,904
Commissions payable		1,075,044
Note payable to stockholder		750,000
Deferred retirement payable		698,760
Total aggregate indebtedness		$3,423,829
COMPUTATION OF BASIS NET CAPITAL REQUIREMENT		
Minimum net capital required		$228,255
Minimum dollar net capital required of reporting broker or dealer		$250,000
Excess net capital		$2,742,690
Excess net capital at 1000%		$2,650,307
Ratio: Aggregate indebtedness to net capital		1.14 to 1

KMS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
(Continued)
December 31, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of December 31, 2000)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$2,903,743
Audit adjustments increasing allowable assets	-
Audit adjustments decreasing (increasing) A.I. Liabilities	
Trade accounts payable	2
Federal income taxes currently payable	(2,093)
Accrued expenses and other liabilities	45,327
Audit adjustments decreasing Haircuts on securities	45,711
Net capital as computed per this schedule	$2,992,690

HAGELIN & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804
Email hagelincpa@juno.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
KMS Financial Services, Inc.

We have audited the financial statements of KMS Financial Services, Inc. as of and for the year ended December 31, 2002, and have issued our report thereon dated February 10, 2003. In planning and performing our audit of the financial statements and supplemental schedules of KMS Financial Services, Inc. for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by KMS Financial Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

(Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

(Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hagelin & Associates

Seattle, Washington

February 10, 2003